Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview and Outlook

SOS Limited (“SOS”) is an emerging blockchain-based and big data-driven marketing solution provider. SOS is also engaged in blockchain and cryptocurrency operations, which previously included cryptocurrency mining and is currently suspended. Since April 2021, we launched a commodities trading business via our subsidiaries SOS International Trading Co. and Weigou International Trading Co Ltd. We facilitate trading of commodities including but not limited to mineral resin, soybean, wheat, sesame, liquid sulfur and latex.

Our Products and Services

As of June 30, 2026, SOS focuses on three service lines including Commodities Trading, Hosting service and Others. For the six months ended June 30, 2026, our total revenues were $48.8 million, including commodities trading revenues of $47.7 million, hosting services revenues of $1.0 million and other revenues of $0.2 million.

Revenue by Products and Services

	Six months ended June 30, 2026
Revenue by Products and Services	US$	Percentage
Commodities Trading	47,663	97.6%
Hosting Services	950	2.0%
Others	212	0.4%
Total revenue -net	$48,825	100%

	Six months ended June 30, 2025
Revenue by Products and Services	US$	Percentage
Commodities Trading	85,011	94.9%
Hosting Services	3,850	4.3%
Others	734	0.8%
Total revenue -net	$89,595	100%

Commodities Trading

Since April 2021, we launched our commodities trading business via our subsidiaries including SOS International Trading Co. Ltd. and Weigou International Trading, and we trade commodities including but not limited to mineral resin, soybean, wheat, sesame, liquid sulfur, petrol coke and latex. The Company’s gross profit represents the difference between the gross selling price to customers and the cost of commodities purchased from suppliers. Because the Company acts as principal, the gross selling price is presented as revenue and the supplier cost is presented as operating costs. Revenue is recognized after products have been delivered and title to the goods and risk has been transferred from a seller to a buyer.

Hosting Services

From January 2022, SOS took the initiative to build a supercomputing center in Wisconsin USA by providing individual & business users a comprehensive experience of cryptocurrency mining capacity and hosting service. Part of the facility was up and running since April 2022 and we recorded a revenue of $3.9 million down to $1.0 million from six months ended June 30, 2025 to the same period of 2026; as BTC price persistently dropped, market demand for hosting service decline and so it was with hosting revenue.

Others

Others refer to the legacy data-mining business relating to remaining contracts, which continued into the current reporting period.

Components of Our Results of Operation

Revenue

Revenue is derived from providing services to our customers including commodity trading, hosting service and cryptocurrency mining.   The legacy business of data-mining business ceased entering into new contracts; however, certain remaining contracts continued into the current reporting period ended June 30, 2026. Key factors that affect our future revenue growth include our introduction to new lines of services, and international expansion. We recognize revenue to depict the provision of service to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Revenue is recognized after the service has been rendered or performed, or products have been delivered together with transfer of title from a seller to a buyer.

Operating Costs and Gross Profit/(Loss)

Our major operating costs are purchase costs of power supply, depreciation and amortization from hardware, software for cryptocurrency mining, costs of goods sold & warehouse rental for the commodities trading business.

We calculate our gross profit/(loss) as revenue less operating costs. Our gross profit/(loss) has been and, we expect, will continue to be affected by a variety of factors, primarily our product line mix, volume sold, and unit fees that we can charge to the customer, market price fluctuation and local government policy towards cryptocurrency.

General and Administrative Expenses

General and administrative expenses include management and office personnel compensation and bonuses, stock compensation, corporate level information technology related costs, rent, travel, professional service fees, insurance and general corporate expenses. We expect general and administrative expenses to continue to increase in absolute dollars as we expand our commercial infrastructure to both drive and support our planned growth in revenue and support the additional costs associated with being a public company such as costs & expenses related to direct public offering and legal fees to defend us against class actions.

Income Tax

Our income tax provision consists of an estimate of central and provincial income taxes based on enacted central and provincial tax rates, as adjusted for allowable credits, deductions and uncertain tax positions. SOS Information Technology Co., Ltd with significant insurance marketing service is a qualified high-tech enterprise and as such can enjoys a corporate income tax concession rate of 15%, all other domestic legal entities have 25% corporate tax rate. Depending on jurisdictions, offshore legal entities have various tax rate.

Interim Financial Results from Operations

Six months ended June 30, 2026 compared to June 30, 2025

Revenue

As of June 30, 2026, SOS focuses on three product and service lines including Commodities Trading, Hosting Services and Others. Commodities Trading contributes 97.6% of the total revenue, 2.0% from Hosting Services and 0.4% from Others.

	Six months ended June 30, 2026
Revenue by Products and Services	US$	Percentage
Commodities Trading	47,663	97.6%
Hosting Services	950	2.0%
Others	212	0.4%
Total revenue -net	$48,825	100%

	Six months ended June 30, 2025
Revenue by Products and Services	US$	Percentage
Commodity Trading	85,011	94.9%
Hosting Services	3,850	4.3%
Others	734	0.8%
Total revenue -net	$89,595	100%

Net revenue was $48.8 million for the six months ended June 30, 2026, a decrease of $40.8 million, or 45.5%, from $89.6 million for the six months ended June 30, 2025. This decrease was primarily attributable to two factors. First, commodity trading revenue decreased by $37.3 million, from $85.0 million to $47.7 million, primarily due to weakening domestic demand in China, which reduced customer orders and average selling prices for certain commodities. Second, hosting services revenue decreased by $2.9 million, from $3.9 million to $1.0 million, primarily because persistently low Bitcoin prices and unfavorable mining economics caused us to scale back our hosting services and cease cryptocurrency mining during the first half of 2026, consistent with our operating plan. These factors together accounted for substantially all of the period-over-period decrease in net revenue.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$ thousands, except share data and per share data, or otherwise notes)

	Six months ended
	June 30, 2025	June 30, 2026
	US$	US$
Revenue	89,595	48,825
Operating costs	(90,904)	(52,498)
Gross loss	(1,309)	(3,673)
Gross loss ratio	(1.5)%	(7.5)%

Revenue and Service by Products

	Six months ended June 30, 2025		Six months ended June 30, 2026
Revenue by Products and Services	US$	Percentage	US$	Percentage
Commodity Trading	85,011	94.9%	47,663	97.6%
Hosting Services	3,850	4.3%	950	2.0%
Others	734	0.8%	212	0.4%
Total	89,595	100%	48,825	100%

Operating Costs and Expenses

Operating costs were $52.5 million, decrease 42.2% period-on-period from $90.9 million in the six months ended June 30, 2025 which is consistent with our revenue decrease. Operating costs comprised of depreciation of hardware, electricity power and depreciation from property equipment for cryptocurrency mining as well as costs of goods sold & warehouse rental for commodity trading.

Selling Expenses

Selling expenses mainly relate to our commodity business and include freight-out expenses, custom clearing agency fee, warehouse rental expense, promotional expense, sales commission and payroll expenses to sales team. Selling expenses increased to $2.6 million from $2.3 million for the six months ended June 30, 2025 mainly attributable to the higher transportation costs.

General and Administrative Expenses

General and administrative expenses were $6.0 million, 36.0% down period-on-period from $9.4 million at the end of 2025. The decrease was mainly due to the fact that no depreciation expense of mining machines is recorded for them in this period.

Operating Loss

GAAP net loss was $34.5 million, compared to a net loss of $14.2 million at the end of the six months ended June 30, 2025, representing an increase of 142.8%. We concluded the period with a gross margin of -7.5%. Amid challenging market conditions, we proactively lowered its profit margin to retain existing customers and maintain market share — trading price for volume and building a foundation for future business.

Income Tax

The Company paid $666 of corporate income tax for the current period as compared to $3,000 at the end of the six months ended June 30, 2025.

GAAP net loss attributable to ordinary shareholders was $34.5 million, as compared to a net loss of $14.2 million in the six months ended June 30, 2025.

GAAP Basic EPS was $(1.91) per share, as compared to $(2.09) per share in the six months ended June 30, 2025.

Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents and cash flows generated from our operations.

As of June 30, 2026, we had cash and cash equivalents of approximately $231.9 million, compared to $3.2 million for the period ended December 31, 2025. The net increase in cash flow was mainly due to increase in operating cash inflow generated from the refund of prepayment of $228.0 million.

The Company believes that its cash resources are adequate to fund its current operations and short-term growth initiatives, current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments, capital expenditures and for at least the next twelve months. The Company may, however, require additional cash resources due to changes in business conditions and other future developments, or changes in general economic conditions.

Cash Flows and Working Capital

US$ thousands

	Six months ended	Six months ended
	2025	2026
Net cash (used in)/generated from operating activities	(240,366)	223,724
Net cash used in investing activity	-	-
Net cash generated from/(used in) financing activities	6,817	(2)
Effect of exchange rates on cash	228	4,941

Cash Flow Used in Operating Activities

As of June 30, 2026, the Company held $231.9 million in cash and cash equivalents, an increase of $228.7 million from the prior year. The majority of this increase stems from the recovery of USD 228.0 million in other receivables.

Cash Flow Used in Investing Activity

The Company experienced nil investing activity for this period.

Cash Flow Used in Financing Activities

The Company has no significant financing activities for the six months ended June 30, 2026.